                                                                   Exhibit 12.1

                 PANHANDLE EASTERN CORPORATION AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (Millions, except ratios)




                                          Three
                                          Months
                                          ended                           Years Ended December 31
                                         March 31,       ----------------------------------------------------------
                                           1995           1994         1993         1992         1991         1990
                                         ---------       ------       ------       ------       ------       -------
Income (Loss) Before Extraordinary
   Item and Cumulative Effect of
   Change in Accounting Principle          $ 84.1        $225.2        $171.6      $202.0       $ 99.4        $(239.0)
                                           ------        ------        ------      ------       ------        -------

Deduct:
   Undistributed Net Income
     of Less Than 50%-Owned
     Companies                               20.7          30.0           5.6         6.1          3.0           10.7
                                           ------        ------        ------      ------       ------        -------
Add:
   Income Tax (Benefit)                      54.7         161.4         118.9       135.7         70.0          (56.9)
                                           ------        ------        ------      ------       ------        -------

Add Fixed Charges:
   Interest Expense                          61.7         249.6         285.9       308.5        345.7          364.7
   Interest Portion of Rentals                3.0          10.0           9.3        10.1         10.3           10.3
   Dividends on Preferred Stock
     of Subsidiaries                          -             -             0.7         1.3          2.2            2.3
                                           ------        ------        ------      ------       ------        -------

        Total Fixed Charges                  64.7         259.6         295.9       319.9        358.2          377.3
                                           ------        ------        ------      ------       ------        -------
Adjustment to Earnings:
   Tax Effect of Preferred Stock
     Dividends Included in Fixed
     Charges                                  -             -            (0.3)       (0.5)        (0.9)          (0.5)
                                           ------        ------        ------      ------       ------        -------
Earnings Before Fixed Charges
   and Income Tax                          $182.8        $616.2        $580.5      $651.0       $523.7        $ 70.2
                                           ======        ======        ======      ======       ======        ======

Ratio of Earnings
   to Fixed Charges                          2.83          2.37          1.96        2.04         1.46            -  *
                                           ======        ======        ======      ======       ======        =======


* Ratio for 1990 was less than 1:1. The coverage deficiency was $307.1 million. Results for 1990 included provisions totaling approximately $400 million, including a write-down of $310 million on the liquefied natural gas facilities.